



July 11, 2003



03024566

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Further to the recent receipt of the Commission file number noted above and the information previously furnished by Davies Ward Phillips & Vineberg LLP on our behalf in May 2003, please find enclosed the following additional information furnished pursuant to Rule 12g3-2(b):

1. 2003 Second Quarter Interim Report of UGG for the quarter ended April 30, 2003, including Management's Discussion and Analysis related to the Financial Statements of UGG as at and for the three and six months ended April 30, 2003.

2. Press Releases of UGG dated:
   a) March 31, 2003 (announcing support for the Canadian Foodgrains Bank);

   b) June 11, 2003 (announcing 2003 second quarter financial results).

Yours very truly,

David J. Carefoot, CA, CBV
Managing Director
Corporate Finance & Investor Relations

DJC/

dlw 7/16

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Managing Director, Corporate Finance and Investor Relations
T.D. Centre, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



File No. 82-34725



SECOND QUARTER
REPORT FOR THE SIX MONTHS ENDED APRIL 30, 2003

Q2 Highlights

- **Strengthening Crop Input Sales and Gross Profit** – Crop input sales increased 80% in the quarter compared to last year with a corresponding increase in gross profit. Combined sales and prepaid sales orders for the six months ended April 30, 2003 increased $74 million (or 39%) over the same period last year.
- **Improved Grain Market Share** – The ratio of total company grain shipments to industry shipments was 40.4% for the latest quarter and 37.8% for the six months ended April 30, 2003 compared to 35.4% for the 12 months ended October 31, 2002. Quarterly industry grain shipments declined 27% compared to the same quarter last year, while Company grain shipments declined 26%.
- **Continued Expense Reductions** – Annualized cost reductions since November 1, 2001 have resulted in lower cash expenses of $98.4 million (operating, general & administration, interest and securitization expenses) and $118 million in total cost reductions (including depreciation and amortization).
- **Stable EBIT** – An EBIT [1] loss for the quarter ended April 30, 2003 of $20.6 million was only $1.6 million more than the $19 million EBIT loss for the same quarter in the prior year despite significant reductions in industry-wide grain shipments in the latest quarter.
- **Improved Cash Flow** – Cash flow used in operations for the quarter was $631,000 better than the $11.3 million cash flow used in operations in the same quarter last year.
- **Increased Net Loss Primarily Attributable to Non-Recurring Items** – A net loss of $22.1 million or $0.51 per share for the quarter ended April 30, 2003 compared with a loss of $11.2 million or $0.25 per share for the quarter ended April 30, 2002. The increase was primarily due to gains on asset disposals and other unusual items in 2002 which did not recur this year.
- **Improved Outlook** – Significant increases in precipitation across the prairies have substantially improved the outlook for this summer's crop and 2004 industry-wide and Company grain handling volumes (see "Outlook").

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[1] *EBITDA and EBIT - Earnings before interest & securitization expenses, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest & securitization expenses, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income (loss) are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. EBITDA and EBIT do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*



File No. 82-34725

Consolidated Financial Results

Synergies, Rationalization Savings & General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the November 1, 2001 merger (the "Merger") of Agricore Ltd. ("Agricore") and United Grain Growers Limited ("UGG") of $47 million by July 31, 2004 relative to pro forma[2] expenses for the pre-Merger period. In its quarterly report dated December 11, 2002 for the first twelve months (ended October 31, 2002) following the Merger, the Company reported a decline in Operating, General & Administrative ("OG&A") expenses of $67.5 million and total cash expense reductions (including interest expense) of $76 million. After depreciation and amortization, total costs declined $92.6 million for the 12 months ended October 31, 2002.

The annualized effect of these cost reductions arising from Merger synergies, rationalization savings and ongoing cost containment for the period ended April 30, 2003 was $91.6 million in OG&A expenses, $98.4 million including interest and securitization expenses and $117.7 million in total (including depreciation & amortization).

As at April 30, 2003, the Company employed 208 fewer staff (a reduction of 7%) relative to the 12 months ended October 31, 2002 and 819 fewer staff (a reduction of 23%) compared to the 12-month period ended October 31, 2001 immediately preceding the merger (based on a weighted average of equivalent full-time employees).

Crop Production Services

Crop Production Services ("CPS") sales of crop nutrients, crop protection products and seed increased $41.9 million (or 80%) for the latest quarter to $94.4 million and gross profit increased $12.4 million (or 83%) over the same quarter in 2002. Average margins for the quarter and year-to-date of 29% represents a 1% increase over the same quarter last year and a decline of 1% compared to the six months ended April 30, 2002. The Company does not record sales until product is delivered to customers or services are rendered. Outstanding prepaid sales orders (not yet recognized as revenue) at April 30, 2003 were $96.4 million, an increase of 25% over the prepaid sales orders at April 30, 2002. When combined with recorded sales, total sales and sales orders for the six months ended April 30, 2003 increased $74 million or 39% over the same period last year.

CPS OG&A expenses for the quarter ended April 30, 2003 increased $5.5 million over the same quarter last year but only $3.9 million for the six months then ended, due to heightened sales activity as well as recoveries of product write-downs in 2002 which did not recur this year. Consequently, EBITDA improved $6.9 million for the quarter and $10.2 million for the six months ended April 30, 2003 compared to 2002. Modest changes in depreciation and amortization expenses compared to 2002 resulted in similar improvements to seasonal EBIT losses for the quarter and year-to-date.

Grain Handling

Industry grain shipments declined 27% over the same quarter last year and 37% in the first six months of the Company's fiscal year compared to the same periods last year – the result of the 2002 drought. Comparatively, the Company's grain shipments declined 26% in the quarter and 40% in the six months. However, the current quarter's ratio of total Company grain shipments to industry grain shipments is 5% higher than the same ratio for the 12 months ended October 31, 2002 (the first full year post-Merger) and the quarter ended January 31, 2003. Receipts at the Company's port grain terminals declined 471,000 tonnes in the quarter and 1.7 million tonnes for the six months, due in part to the effect of the 2002 drought on grain

---

[2] *Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000. Pro forma financial information does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.*



available for shipping through the Vancouver port. This decline was partially offset by increased shipping through the Prince Rupert grain terminal in which the Company has an equity interest.

Grain Handling average gross margins for the six months ended April 30, 2003 declined modestly to $21.45 per tonne from $21.54 per tonne for the same period last year, entirely the result of $5.49 per tonne lower average margins in the latest quarter. However, the recently weaker gross margins were largely offset by the higher ratio of Company to industry shipments in this period. Accordingly, Grain Handling gross profit declined by $43.7 million for the six months ended April 30, 2003, $20.7 million of which occurred in the latest quarter compared to the same periods last year, with lower overall industry grain shipments accounting for most of the gross profit decline.

Grain Handling OG&A expenses declined $7 million or 19% in the quarter and by $17.2 million or 22% for the six months ended April 30, 2003 compared to the same respective periods last year, the result of Merger synergies, rationalization savings and general cost containment. OG&A expense savings for the most recent quarter continued to decline notwithstanding the reinstatement of costs associated with the re-opening of the Vancouver terminal operations in mid-December 2002. The industry's Vancouver terminal operations had been closed from August 26 to December 16, 2002 as a result of a labour dispute that resulted in some temporary cost savings. The lower OG&A expenses offset 34% of the decline in gross profit and revenue from services resulting in a $13.6 million reduction in EBITDA for the quarter and $26.5 million for the six months ended April 30, 2003 compared to the same period in 2002.

Depreciation & amortization for the quarter was $263,000 lower than the same quarter last year and $1.1 million lower for the six months ended April 30, 2003, further limiting the increase in the EBIT loss from Grain Handling to $13.4 million for the quarter and $25.4 million for the six months.

Livestock Services

Livestock Services total gross profit and net revenue from services declined modestly to $21.1 million for the six months ended April 30, 2003 compared to $21.4 million for the same period last year. Average feed margins per tonne of $44.60 for the six months ended April 30, 2003 were little changed from the same period last year. However, gross profit from feed manufacturing declined 744,000 principally due to a 22,000 tonne decline in feed tonnes sold as a result of reduced livestock on feed arising from the 2002 drought. This decline was largely offset by a $469,000 increase in gross profit and net revenue from services from non-feed sales, due to continued improvements in hog prices and the Company's investment in The Puratone Corporation.

Livestock Services OG&A expenses declined $605,000 for the six months ended April 30, 2003, more than offsetting the reduction in gross profit and net revenue from services, and contributing to a modest increase in EBITDA and EBIT of about $300,000 for the year-to-date compared to the same period last year.

Farm Business Communications

Farm Business Communications gross profit and net revenue from services declined $673,000 in the latest six months (compared to the same period in the prior year), $645,000 of the reduction occurring in the latest quarter due to reduced advertising revenue offset by increases in classified revenues.

Farm Business Communications OG&A expenses declined $608,000 for the six months ended April 30, 2003, $432,000 of this occurring in the latest quarter, reflecting lower production costs and Merger synergies. Consequently, EBITDA for the six months ended April 30, 2003 compared to 2002 only declined by $65,000, after a $213,000 reduction in the latest quarter.

Financial Markets & Other Investments

Gross profit and net revenue from services from Financial Markets and Other Investments declined $2.1 million to $6.2 million for the six months ended April 30, 2003 but increased $913,000 in the latest quarter compared to the same periods in 2002. The disposal of the Company's investment in CanAmera Foods in May 2002 accounted for $4.7 million of the six-month reduction in gross profit. Consequently, the higher



residual gross profit, particularly in the latest quarter, reflects the annualized impact of Agricore United Financial (expanded in February 2002) as well as improved earnings from the Company's miscellaneous equity investments. The disposal of CanAmera Foods also reduced OG&A, depreciation and amortization by $3.7 million, resulting in an improved EBIT of $2.8 million for the quarter and $1.6 million for the six months ended April 30, 2003.

Corporate Expenses

Corporate OG&A expenses declined by $3.3 million for the quarter and $7.4 million for the six months ended April 30, 2003 compared to the same periods in the prior year, representing cost savings from the consolidation of the information technology platform in August 2002 and $1.9 million in reduced payroll costs. Depreciation and amortization expenses of $4.7 million for the six months ended April 30, 2003 were consistent with the prior year.

Gross Profit & Net Revenue from Services, EBITDA and EBIT

Gross profit and net revenue from services declined by $8.6 million for the quarter and $32.6 million for the six months ended April 30, 2003 compared to last year, almost entirely due to the industry-wide effects of the 2002 drought on grain shipments. Improved profitability from increased CPS sales was the most significant mitigating factor offsetting the decline in grain handling gross profit and net revenue from services.

EBITDA for the quarter declined by $2.1 million compared to the quarter ended April 30, 2002. Ongoing reductions in OG&A expenses of $6.5 million largely offset the decline in gross profit of $8.6 million for the quarter. A $464,000 reduction in depreciation and amortization expense, to $18.3 million, also helped limit the EBIT reduction for the quarter to $1.6 million. Despite the impact of significant reductions in industry-wide grain shipments in the quarter, the EBIT loss for the quarter ended April 30, 2003 of $20.6 million remained comparable to the $19 million EBIT loss for the same quarter in the prior year.

Similarly, EBITDA for the six months ended April 30, 2003 declined by only $8.5 million compared to the same period last year, $24.1 million in lower OG&A expenses largely offsetting the $32.6 million reduction in gross profit. Depreciation and amortization expense declined $2.7 million to $36.3 million, further limiting the decline in EBIT to $5.8 million for an EBIT loss of $36.3 million for the six months ended April 30, 2003.

Gain on Disposal of Assets

The gain on disposal of assets for the six months ended April 30, 2003 of $1 million primarily represents an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets of $15 million for the same period last year included the sale of surplus land by a subsidiary (Western Co-operative Fertilizers Limited), a $2.8 million gain on the sale of the Company's Unipork Genetics business and net insurance proceeds from a country grain elevator destroyed by fire.

Interest Expense

Compared to last year, interest and securitization expenses increased $1.6 million to $25.3 million for the six months ended April 30, 2003. The increase of $1.4 million for the latest quarter compared to 2002 reflects lower average borrowings of about $50 million, offset by a 1.2% increase in the Company's average borrowing cost. The average prime rate over the quarter ended April 30, 2003 increased 900 basis points to 4.7% from 3.8% for the same period in 2002. The Company's borrowing rates were unaffected by the recent credit ratings issued by Standard & Poors and Dominion Bond Rating Service.



Income Taxes

The Company's effective tax recovery rate for the quarter ended April 30, 2003 of about 36% (excluding Large Corporation Capital Tax) compares to an higher effective recovery rate of 54% for the same quarter last year. The higher weighted average tax recovery rate in last year's quarter is a result of a higher proportion of income from profitable subsidiaries subject to lower tax rates.

As at April 30, 2003, the Company had tax loss carryforwards of over $200 million, expiring between October 2005 and 2010 and therefore available to reduce cash income taxes otherwise payable in future years.

Net Loss for the Period

Excluding the impact of non-recurring gains on asset disposals discussed above, the quarter's pre-tax losses were only $716,000 higher than in the same quarter last year. The net losses of $22.1 million (or $0.51 per share) for the quarter and $41.7 million (or $0.97 per share) for the six months ended April 30, 2003, were $10.9 million worse than the previous year's quarterly net loss of $11.2 million (or $0.25 per share) and $18.7 million worse than the net loss of $23 million (or $0.54 per share) for the same six month period ended in 2002.

Liquidity and Capital Resources

Short-term Debt

Member Loans at April 30, 2003 were $26 million compared with $31 million at October 31, 2002 and $37 million at April 30, 2002. The Company recently applied for and received consent from the various provincial securities commissions to again accept new deposits in its Member Loan program. In the absence of such a deposit program, Member Loans have steadily declined since November 1, 2001 due to maturities and normal course redemptions. The Company had $215 million in short-term bank debt outstanding at April 30, 2003, a decrease of $195 million from one year earlier. Despite reducing its short-term credit lines by $50 million since April 30, 2002, the Company has increased its available uncommitted short-term borrowing capacity to $89 million as at April 30, 2003. The increase in short-term borrowings (net of cash) of $62 million since January 31, 2003 reflects cash flow used in operations during the quarter of $10.7 million, increased working capital of $40.6 million, capital expenditures net of proceeds from asset disposals of $7.5 million and long-term debt repayments of $3.3 million.

Cash Flow Used in Operations

Cash flow used in operations for the quarter was $10.7 million, $631,000 lower than cash flow used in operations for the same quarter last year. The increase in the pre-tax loss (excluding gains on disposal of assets) for the quarter of $716,000 was more than offset by dividends received from equity investments.

Working Capital

Liquidity at April 30, 2003, measured by the current ratio of 1.16 to 1, improved significantly over the April 30, 2002 ratio of 1.03 to 1, despite the significant seasonal build-up of inventories leading up to the Company's concentrated spring CPS sales season. Working capital of $123 million at April 30, 2003 was $97 million higher than the $26 million of a year earlier. Accounts receivable declined by $37 million over the 12 months to April 30, 2003 due to reduced grain shipments and the annualized impact of an expanded Agricore United Financial program. The $67 million decline in inventories between April 30, 2002 and April 30, 2003 reflects an increase of $40 million in fertilizer (primarily due to increased fertilizer prices), $26 million of lower seed inventories (due to advanced sales timing), offset by lower crop protection product inventory of $53 million (due to better inventory management and earlier sales of seed treatment products), a $15 million reduction in other merchandise and a $13 million reduction in non-Canadian Wheat Board grain inventories (despite higher commodity values).

Non-cash working capital increased by $20 million from October 31, 2002 due to seasonal demands requiring $117 million of higher inventories, $51 million of increased receivables & prepaid expenses and $37



million less in unpresented cheques, offset by an increase of $186 million in trade payables and accrued liabilities.

Capital Expenditures and Acquisitions

Capital expenditures of $10.4 million for the quarter and $15.1 million for the six months ended April 30, 2003 were funded by net short-term debt. The current capital outlay is consistent with the lower level of sustaining capital expenditures required following the Company's recent infrastructure renewal program as well as general restraint on capital spending.

Leverage

Proceeds from the issue of $105 million of convertible debentures in November 2002 improved the Company's covenanted leverage ratio to 55% at April 30, 2003 compared to 61% at April 30, 2002 and 59% at October 31, 2002. The Company's leverage ratio increased from 53% at January 31, 2003 as a result of the funding of cash used in operations and seasonal increases in working capital. The Company's leverage ratio fluctuates materially with these underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be accomplished entirely with trade credit. However, the Company's weighted average leverage ratio declined steadily from 60% for the trailing twelve months ended October 31, 2001 (pre-Merger) to 54% for the trailing twelve months ended April 30, 2003.

Market Capitalization

The market capitalization of the Company's 45,306,831 issued and outstanding limited voting common shares (61,019,547 common shares including convertible securities) was $290 million as at June 9, 2003 or $6.40 per share compared with the Company's book value of $10.01 per share[3] ($9.33 per share fully diluted) at April 30, 2003.

Outlook

The Company's Livestock Services division predominantly manufactures feed for a wide spectrum of livestock (including swine, poultry, dairy, beef cattle as well as other specialized products) at several feedmills located across a broad geographic area covering Manitoba, Alberta and British Columbia. The Company's feedmills comply with all federal regulations and most are also compliant with Hazardous Analysis Critical Control Points ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. On May 20, 2003, the identification of a single occurrence of bovine spongiform encephalopathy ("BSE") in a beef cow led to temporary bans on the import of Canadian ruminants and ruminant products (including beef, cattle, and animal feed) by the United States and other off-shore markets. These temporary measures have led to contraction in processing plants and consequently, an increase in beef cattle on feed. At this time, pending the completion of the investigation by the federal government and other international experts, it is difficult to assess what sustained impact, if any, this incident may have on Western Canada's livestock industry and consequently the impact, if any, on Agricore United. The manufacture of feed for beef cattle (including the over 2 million head in the Alberta industry) represents less than 20% of the Company's total feed business and less than 2% of the Company's normal EBIT. Apart from its investment in The Puratone Corporation, the 2nd largest swine producer in Manitoba, and some marketing services provided to swine producers, the Company is not directly involved in livestock production.

Since the Company's first quarter report issued March 27, 2003, precipitation levels across Western Canada from April 1, 2003 through May 31, 2003, have continued at levels above historical norms, currently at or above the 60th percentile, measured against the historical distribution, for most of the arable land in the

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[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debenture) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debenture) at the end of the period by the total number of limited voting common shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debenture had been fully converted.*



region. Much of southern Alberta and Saskatchewan have received precipitation levels at the 80th percentile or higher. The Edmonton area, significantly affected by the 2002 drought, has received double the historical average precipitation. These indicators continue to support a recovery in the 2003 growing season compared to 2001 and 2002. Seeding activities across Western Canada are essentially complete. Although ultimately dependent on conditions over the balance of the growing season and through harvest, a return to more normal growing conditions in 2003 would result in substantively improved grain production and increased grain tonnage available for shipping by the industry and the Company in fiscal 2004.

Company shipments closely mirrored industry-wide shipping patterns, particularly in the quarter ended April 30, 2003. The Company continues to expect both Company and industry-wide shipping during the crop year ending July 31, 2003 to be about 50% to 55% of historical averages.

As indicated above, CPS prepaid sales orders at April 30, 2003 increased $19 million or 25% from the same time last year, dominated by increased orders for seed and fertilizer. Combined sales and sales orders for the six months ended April 30, 2003 were up 44% for fertilizer, 38% for crop protection products and 37% for seed products. CPS sales for the month of May 2003 continued to remain strong, increasing $90 million over the same month in 2002. The Company expects to continue to see strong performance from CPS in the third quarter consistent with the seasonal nature of this segment (see Note 3 to the Consolidated Financial Statements).

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. For a more detailed discussion of these risks and their potential impact, see the Company's 2002 AIF and its MD&A included on pages 18 to 30 of its 2002 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



File No. 82-34725

Consolidated Balance Sheets

As at April 30 (in thousands) *(Unaudited)*	**2003**	2002	October 31, 2002
ASSETS			
Current Assets			
Cash & cash equivalents	**$ 26,922**	$ 52,323	$ 39,117
Accounts receivable (Note 5)	**246,181**	283,047	200,109
Inventories	**586,541**	653,872	469,172
Prepaid expenses	**18,138**	22,377	12,345
Future income taxes	**11,525**	39,180	14,247
	889,307	1,050,799	734,990
Property, Plant and Equipment	**720,157**	729,361	724,926
Other Assets	**51,752**	60,074	56,898
Goodwill (Note 11)	**22,054**	25,864	22,054
Intangible Assets (Note 11)	**16,572**	20,416	20,864
Future Income Taxes	**51,911**	8,526	24,242
	$ 1,751,753	$ 1,895,040	$ 1,583,974
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 241,632**	$ 447,506	$ 388,722
Accounts payable and accrued expenses	**500,639**	544,242	344,836
Dividends payable	**-**	-	4,728
Current portion of long-term debt	**21,671**	33,007	30,614
Future income taxes	**2,594**	-	-
	766,536	1,024,755	768,900
Long-term Debt (Note 6)	**373,852**	304,750	267,367
Debt Component of Convertible Debentures (Note 7)	**33,310**	-	-
Other Long-term Liabilities (Note 10)	**41,737**	41,413	40,361
Future Income Taxes	**-**	17,698	-
Shareholders' Equity			
Share capital (Note 8)	**460,415**	460,175	460,352
Equity component of convertible debentures (Note 7)	**71,831**	-	-
Contributed surplus (Note 8)	**642**	336	336
Retained earnings	**3,430**	45,913	46,658
	536,318	506,424	507,346
	$ 1,751,753	$ 1,895,040	$ 1,583,974



File No. 82-34725

Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30 (in thousands, except per share amounts)	*Three Months*		*Six Months*	
(Unaudited)	**2003**	2002	**2003**	2002
Sales and Revenue from Services (Note 4)	**$ 717,133**	$ 881,414	**$ 1,451,411**	$ 1,855,932
Gross profit and net revenue from services (Note 4)	**71,552**	80,193	**146,969**	179,617
Operating, general and administrative expenses	**(73,872)**	(80,417)	**(146,915)**	(171,055)
Earnings (losses) before the undernoted (Note 4)	**(2,320)**	(224)	**54**	8,562
Depreciation and amortization	**(18,318)**	(18,782)	**(36,349)**	(39,033)
	(20,638)	(19,006)	**(36,295)**	(30,471)
Gain on disposal of assets	**27**	10,550	**997**	14,996
Interest and securitization expenses	**(13,400)**	(11,998)	**(25,335)**	(23,696)
	(34,011)	(20,454)	**(60,633)**	(39,171)
Unusual items	**-**	(2,318)	**-**	(2,318)
Recovery of income taxes				
On unusual items	**-**	974	**-**	974
On earnings before unusual items	**11,919**	10,643	**18,921**	17,526
Loss for the period	**(22,092)**	(11,155)	**(41,712)**	(22,989)
Retained earnings, beginning of period	**26,412**	57,068	**46,658**	68,902
Increase in equity component of convertible debentures (Note 7)	**(890)**	-	**(1,516)**	-
Retained earnings, end of period	**$ 3,430**	$ 45,913	**$ 3,430**	$ 45,913
Basic & diluted loss per share (Note 1)	**$ (0.51)**	$ (0.25)	**$ (0.97)**	$ (0.54)



File No. 82-34725

Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands) (Unaudited)	Three Months 2003	Three Months 2002	Six Months 2003	Six Months 2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Loss for the period	$ (22,092)	$ (11,155)	$ (41,712)	$ (22,989)
Adjustments for:				
Depreciation and amortization	18,318	18,782	36,349	39,033
Employee future benefits	920	149	(225)	(1,255)
Future income taxes & investment tax credits,	(10,671)	(8,864)	(21,423)	(10,992)
Equity loss (earnings) from investments, net of dividends	1,597	2	(48)	525
Stock-based compensation	306	336	306	336
Convertible debenture interest	980	-	1,633	-
Gain on disposal of assets	(27)	(10,550)	(997)	(14,996)
Cash flow used in operations	(10,669)	(11,300)	(26,117)	(10,338)
Changes in non-cash working capital	(40,560)	4,418	(19,921)	(61,869)
	(51,229)	(6,882)	(46,038)	(72,207)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions	-	-	-	34,275
Property, plant and equipment expenditures	(10,443)	(12,572)	(15,084)	(17,764)
Proceeds from asset disposals	2,066	17,095	2,460	17,588
Decrease (increase) in other assets	920	(5,024)	(1,101)	11,301
	(7,457)	(501)	(13,725)	45,400
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	41,939	40,099	(147,090)	52,045
Proceeds from long-term debt	-	(100)	109,000	15,347
Long-term debt repayments	(3,266)	(34,761)	(11,458)	(45,438)
Proceeds from convertible debentures	-	-	105,000	-
Deferred financing expenditures	(352)	8,111	(2,189)	1,286
Increase (decrease) in other liabilities	(114)	444	(1,030)	(850)
Share capital issued	37	211	63	64,340
Share issue costs	-	(328)	-	(7,600)
Dividends	-	-	(4,728)	-
	38,244	13,676	47,568	79,130
CHANGE IN CASH & CASH EQUIVALENTS	(20,442)	6,293	(12,195)	52,323
Cash & cash equivalents at beginning of period	47,364	46,030	39,117	-
CASH & CASH EQUIVALENTS AT END OF PERIOD	$ 26,922	$ 52,323	$ 26,922	$ 52,323

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payment of interest	$ (11,401)	$ (10,886)	$ (23,237)	$ (25,110)
Cash payment of taxes	$ (2,899)	$ (2,314)	$ (5,323)	$ (171)

SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEMS				
Business acquisitions	$ -	$ -	$ -	$ 206,918
Share capital issued	$ -	$ -	$ -	$ 241,193



Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Six months ended April 30		2003			2002	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (41,712)**			$ (22,989)		
Less:						
Preferred share dividend	**(553)**			(553)		
Interest on equity portion of convertible debentures	**(1,516)**			-		
Basic & diluted loss per share	**$ (43,781)**	**45,289**	**$ (0.97)**	$ (23,542)	43,251	$ (0.54)

Three months ended April 30		2003			2002	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (22,092)**			$ (11,155)		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(890)**			-		
Basic & diluted loss per share	**$ (23,258)**	**45,292**	**$ (0.51)**	$ (11,431)	45,275	$ (0.25)

Earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares and executive stock options) were not included in the calculation of diluted earnings per share in 2003 and 2002 as the result would be either anti-dilutive or, in the case of executive stock options, the exercise price exceeds the average trading value of the shares.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements except as described in Note 11 with respect to goodwill and other intangible assets. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the fifteen months ended October 31, 2002.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended April 30 (in thousands)	*Three Months*		*Six Months*	
(Unaudited)	**2003**	2002	**2003**	2002
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 558,374**	$ 766,267	**$ 1,154,116**	$ 1,613,028
Crop Production Services	**94,389**	52,483	**166,355**	111,357
Livestock Services	**64,442**	62,837	**136,705**	129,687
Farm Business Communications	**5,105**	5,685	**7,854**	8,460
Financial Markets & Other Investments	**3,163**	2,249	**6,230**	8,345
Less: Intersegment Sales*	**(8,340)**	(8,107)	**(19,849)**	(14,945)
	$ 717,133	$ 881,414	**$ 1,451,411**	$ 1,855,932
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 26,615**	$ 47,271	**$ 64,601**	$ 108,268
Crop Production Services	**27,320**	14,917	**47,867**	33,745
Livestock Services	**9,845**	10,501	**21,123**	21,438
Farm Business Communications	**4,609**	5,254	**7,148**	7,821
Financial Markets & Other Investments	**3,163**	2,250	**6,230**	8,345
	$ 71,552	$ 80,193	**$ 146,969**	$ 179,617
EBITDA				
Grain Handling	**$ (2,329)**	$ 11,318	**$ 4,961**	$ 31,430
Crop Production Services	**1,989**	(4,905)	**(1,478)**	(11,701)
Livestock Services	**2,431**	2,899	**6,590**	6,300
Farm Business Communications	**1,565**	1,778	**2,005**	2,070
Financial Markets & Other Investments	**3,163**	1,165	**6,230**	6,119
Corporate	**(9,139)**	(12,479)	**(18,254)**	(25,656)
	$ (2,320)	$ (224)	**$ 54**	$ 8,562
EBIT				
Grain Handling	**$ (11,325)**	$ 2,059	**$ (12,927)**	$ 12,489
Crop Production Services	**(4,301)**	(10,464)	**(13,561)**	(23,876)
Livestock Services	**1,651**	2,099	**5,045**	4,737
Farm Business Communications	**1,524**	1,731	**1,924**	1,981
Financial Markets & Other Investments	**3,163**	388	**6,230**	4,570
Corporate	**(11,350)**	(14,819)	**(23,006)**	(30,372)
	$ (20,638)	$ (19,006)	**$ (36,295)**	$ (30,471)
*INTERSEGMENT SALES				
Grain Handling	**$ (8,267)**	$ (8,107)	**$ (19,748)**	$ (14,945)
Crop Production Services	**(73)**	-	**(101)**	-
	$ (8,340)	$ (8,107)	**$ (19,849)**	$ (14,945)

5. Securitization

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB grain.



Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At April 30, 2003, grain held for the account of the CWB is reported net of securitized amounts of $94.8 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 12:

As at April 30, 2003 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	79,000
Proceeds from collections reinvested	$	15,791

6. Debt

On December 13, 2002, the Company obtained the following debt facilities secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets:

a) a $500 million secured credit facility with a syndicate of banks, consisting of:

   i) a $350 million revolving facility maturing February 28, 2004, at Bankers' Acceptance rates plus between 1% and 3% subject to the Company's fixed charge ratio. The new revolving facility replaced the Company's $250 million revolving credit facility and a $50 million revolving credit facility for XCAN Grain Ltd. (a wholly-owned subsidiary).

   ii) a $150 million secured term facility at a fixed rate of 6.65%, repayable in quarterly instalments of $3 million between February 2003 and August 2004 and quarterly instalments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. This new term facility was used to refinance the Company's existing non-revolving bank term debt of $150 million;

b) a $109 million secured term facility with U.S. based John Hancock Life Insurance Company at a fixed rate of 9.67% and repayable in monthly instalments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016. Proceeds of this facility were used to repay an outstanding $100 million temporary bridge facility.

7. Convertible Debentures

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007 with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest,



provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing freely tradeable Limited Voting Common Shares to the holders of the Debentures.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

8. Share Capital

The issued and outstanding common shares with securities convertible into common shares are as follows:

As at April 30 *(Unaudited)*	**2003**	2002
Issued and outstanding Limited Voting Common Shares	**45,293,512**	45,275,183
Securities convertible into Limited Voting Common Shares:		
9% Convertible Unsecured Subordinated Debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	-
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,154**	1,105,172
Stock Options	**607,562**	750,350
	61,006,228	47,130,705

For the quarter ended April 30, 2003, the Company recorded $306,000 in compensation expense and a related increase in Contributed Surplus regarding stock options vesting pursuant to the Executive Stock Option Plan. Options outstanding at April 30, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 7.41 years.

For the Six Months ended April 30, 2003 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	614,336	$ 10.15
Forfeited	(6,774)	9.70
Outstanding at end of period	607,562	$ 10.15
Exercisable at end of period	369,090	$ 10.43



9. Guarantees

The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from June 2003 to August 2004. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at April 30, 2003, the outstanding banking letters of credit were $46 million.

Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2002 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No indemnity has been paid, however, an amount of $473,000 has been accrued at April 30, 2003 based on the provision for losses determined under the terms of the agreement.

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2003, the current outstanding balance of these guarantees is $4.4 million (maximum exposure of $5.1 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

10. Employee Future Benefits

The Company maintains a benefit plan, including extended health coverage and life insurance, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

11. Accounting Policy Changes

Goodwill and Other Intangible Assets

Effective November 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. The new standard no longer permits the amortization of goodwill and indefinite intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer recording this amortization does not have a material impact on the financial statements. The Company has evaluated each of its goodwill and indefinite life intangible asset balances (which have been allocated to a reporting unit) and has found no impairment.

As at April 30, 2002 (in thousands)	Goodwill	Intangible Assets
Grain Handling	$ 4,926	$ 6,568
Crop Production Services	17,128	10,004
	$ 22,054	$ 16,572

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.



File No. 82-34725

Shareholder Information

For the periods ended April 30	Three Months		Six Months	
Trading Activity *(on Toronto Stock Exchange)*	**2003**	2002	**2003**	2002
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 6.00**	$ 10.79	**$ 6.30**	$ 12.05
Low	**$ 3.60**	$ 8.61	**$ 3.60**	$ 8.00
Volume	**3,072,847**	3,791,869	**5,264,965**	7,221,244
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 13.10**	$ 14.00	**$ 13.50**	$ 14.75
Low	**$ 12.50**	$ 13.35	**$ 12.50**	$ 12.75
Volume	**12,359**	8,423	**25,841**	132,092
Convertible Debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 103.50**	na	**$ 103.50**	na
Low (per $100 principal)	**$ 92.00**	na	**$ 92.00**	na
Volume	**$ 13,043,000**	na	**$ 24,810,000**	na
Book value per share	**$ 10.01**	$ 10.92	**$ 10.01**	$ 10.92

Operating Highlights

For the periods ended April 30	Three Months		Six Months	
	2003	2002	**2003**	2002
Grain Shipments - country elevators *(thousand tonnes)*	**1,529**	2,065	**3,011**	5,026
Terminal Handle *(thousand tonnes)*	**531**	1,002	**1,006**	2,679
Livestock Services Sales *(thousand tonnes)*	**206**	222	**440**	462

File No. 82-3472



03 JUL 15 AM 7:21

Agricore United Supports Canadian Foodgrains Bank Growing Projects in 2003

March 31, 2003 (Winnipeg) –Agricore United is pleased to announce it will once again support the Canadian Foodgrains Bank (CFGB) by donating $50,000 to community growing projects across Western Canada in 2003.

Agricore United's donation will be provided in the form of seed for each growing project. The company will provide up to 160 acres of seed per project in 2003. This seed can be wheat, barley, canola, flax or any other mainstream crop that is handled, subject to availability, with the exception of identity preserved crops. The CFGB has 80 to 90 growing projects across Western Canada.

"Agricore United is firmly committed to supporting the Canadian Foodgrains Bank and the community," says Tracey Bryksa, communications coordinator for Agricore United. "We want to recognize and support the efforts of our customers who are personally donating their time to help those in need."

Brad Miller, one of Agricore United's customer service representatives in Saskatchewan, has worked with local farmers for several years to coordinate CFGB donations and assist with growing projects.

"Many of our customers are very dedicated to the Canadian Foodgrains Bank – they want to give something back," says Miller. "These growing projects are a real community effort and Agricore United's involvement and support is very much appreciated."

Based in Winnipeg, the Canadian Foodgrains Bank is an international charity that provides food and development assistance in developing countries. Crops grown by community volunteers in 2003 will be donated to the Foodgrains Bank for food programming activities overseas. Last year, proceeds from growing projects across Canada helped provide over 45 000 tonnes of food, as well as seeds and tools, to people in 16 countries.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and farm business communications. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Tracey Bryksa
Communications Coordinator
(204) 944-2238

Richard Phillips
Canadian Foodgrains Bank
(204)944-1993



Improved moisture and crop input sales indicate recovery

WINNIPEG, MANITOBA (June 11, 2003) – Agricore United today announced that it recorded a net loss of $22.1 million or $0.51 per share in the quarter ended April 30, 2003, compared with a loss of $11.2 million or $0.25 per share for the quarter ended April 30, 2002.

Pre-tax earnings from ongoing operations remained comparable to the same quarter one year ago excluding last year's non-recurring gains on asset disposals. This was despite the significant impact on Grain Handling earnings of industry-wide reductions in grain shipments. Cash flow used in operations for the quarter was also $600,000 better than the same quarter last year.

"In terms of ongoing operations, we are performing as well as we did a year ago," said Brian Hayward, Chief Executive Officer. "Although the 2002 drought continues to impact our grain handling earnings, our seasonal performance has stabilized thanks to increased crop input sales, steady margins and ongoing expense reductions."

For the quarter ended April 30, 2003, sales of crop nutrients, seed and crop protection products increased $41.9 million, or 80 per cent, to $94 million. Gross profit increased $12.4 million or 83 per cent over the same quarter one year ago. Good moisture levels across the Prairies and favourable growing conditions have encouraged farmers to invest in a full spectrum of crop input products and services. In addition to recorded sales, outstanding pre-paid sales orders of crop inputs at April 30, 2003 were $96.4 million, up 25 per cent from the same time last year. In spite of these significant increases, the bulk of the company's seasonal crop input sales will remain concentrated in the third quarter ending July 31.

Agricore United's ratio of grain shipments to industry shipments was 40 per cent for the latest quarter, up from 35 per cent for the quarter ended January 31, 2003 and the 12 months ended October 31, 2002. Nevertheless, reduced grain stocks contributed to a 27 per cent decline in industry grain shipments and a modestly lower 26 per cent decline in company grain shipments. The industry-wide reduction in grain tonnes available for shipping continues to drive the company's lower gross profits from Grain Handling.

"Because our business is seasonal in nature, we are still feeling the unprecedented effects of last year's drought on this year's grain shipments," said Hayward. "But looking forward, everything is pointing towards an improved growing season as producers across the Prairies have received good precipitation this spring and seeding has progressed well."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services, farm business communications and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

-30-

For more information, please contact:

David Carefoot
Managing Director, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com